Exhibit 99.1

Mountain Province Diamonds Provides Exploration Update on Southwest Corridor at the Gahcho Kué Mine

Shares Issued and Outstanding: 160,253,501
TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Jan. 17, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces an update on the exploration program currently ongoing in the Southwest Corridor area of the Gahcho Kué mine site.  The Southwest Corridor area lies between the 5034 and Hearne pipes, and in the course of mining activity has been recognized as containing diamondiferous kimberlite that is not included in the project resource statements.  The current exploration program has included geophysical surveys, as well as exploration drilling which remains ongoing.

A geophysical program was carried out in the fall of 2017.  This program comprised a ground gravity survey centred on the Southwest Corridor area as well as other nearby areas, including between the Tuzo and Tesla pipes.  Approximately 70% of the ground gravity survey was completed in the fall, and has identified a potential target in the corridor between Tesla and Tuzo.  The remaining 30% of the survey will be completed in February, including infill stations to complete the assessment of this new target.  As well, the geophysical program included an airborne magnetics and electromagnetics survey spanning the full lease area around the mine, which has detected a possible extension of the Tesla pipe to the southwest.

A 17 hole exploration drill program in the Southwest Corridor, based on a 50 metre by 50 metre spacing plan, was commenced in November 2017.  Drilling remains ongoing and is expected to continue until mid-March.  Six holes have been completed to date, and a summary of results is provided as follows:

Drill Hole	Azimuth	Inclination	Intercept[1,2] (m)			Intercept True Thickness[3] (m)	End of Hole (m)
			From	To	Length

MPV-17-435C	300	-54	76.65	120.08	43.43	25.4	126
MPV-17-436C	311	-54	107.00	130.23	23.23	13.8	164
MPV-17-437C	329	-54	151.80	199.70	47.90	26.4	230
MPV-17-438C	285	-50	151.60	157.00	5.40	3.1	191
MPV-17-439C	305	-60	157.00	164.50	7.50	3.5	224
MPV-17-440C	327	-50	211.27	229.40	18.13	11.6	284

[1]	Intercept is composed of kimberlite, kimberlite granite breccia, granite kimberlite breccia, and internal granitic dilution.
[2]	Not true thickness.
[3]	Estimated true thickness, to be confirmed.

Based on core logging, the kimberlitic zone is comprised of kimberlite and breccias with variable granite content.  See the appendices to the news release posted on the Company's website for drill plots and additional information regarding intercept composition.

Said David Whittle, the Company's Interim President and Chief Executive Officer, "It is encouraging to have intercepted kimberlite in all six of the exploration holes drilled to date.  This is particularly notable given much of the Southwest Corridor is already scheduled under the mine plan to be mined as waste rock.  We're also pleased with the identification of a potential new target in the Tesla-Tuzo corridor."

As noted, the ground gravity survey and the exploration drilling are expected to be completed in mid-March.  A subsequent drill program is anticipated to drill test the ground gravity target in the corridor between Tesla and Tuzo, and also to drill test the corridor between 5034 and Tuzo.  The North Pipe kimberlite, which lies within that corridor and comprises part of the 5034 inferred resources, is open in all directions for expansion.  Additionally, analysis of the results of the current drill program is expected to be completed in mid 2018, with the goal of estimating a resource for the Southwest Corridor area for eventual incorporation into the Gahcho Kué mine plan.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Carl G. Verley, P.Geo., a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the estimation of mineral reserves and resources; capital expenditures; and the ability to obtain permits for operations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2018/17/c3888.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario, M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 18:16e 17-JAN-18